UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

CONTENTS

Private Placement Offering

On June 17, 2026, IceCure Medical Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a private placement by the Company directly to the Purchaser (the “Offering”) (i) pre-funded warrants (“Pre-Funded Warrants”) to purchase 1,833,334 ordinary shares, no par value per share, of the Company (“Ordinary Shares”), (ii) Series D warrants to purchase up to 1,833,334 Ordinary Shares (“Series D Warrants”) and Series E warrants to purchase up to 1,833,334 Ordinary Shares (“Series E Warrants,” and together with the Series D Warrants, the “Warrants”), at a combined purchase price of $2.9999 per Pre-Funded Warrant and accompanying Warrants.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. The Pre-Funded Warrants are exercisable immediately upon issuance and have an exercise price of $0.0001 per share. The Warrants are exercisable immediately upon issuance and each of the Warrants has an exercise price of $3.00 per share. The Series D Warrants will expire five years following the date of issuance and the Series E Warrants will expire one year following the date of issuance.

The Pre-Funded Warrants, Warrants and the Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants and the Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchase Agreement requires the Company to file a resale registration statement (the “Resale Registration Statement”) as soon as practicable (and in any event within 10 trading days of the date of the Purchase Agreement), to register the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 30 days, or within 60 days of the filing of the registration statement in the event the Securities and Exchange (the “Commission”) elects to review such registration statement, and to keep such registration statement effective as provided in the Purchase Agreement.

In connection with the Offering, the Company also entered into an agreement to amend certain existing warrants (the “Warrant Amendment Agreement”) that were previously issued on March 27, 2026 to the Purchaser. Such existing warrants originally entitled the investor to purchase up to (i) 266,666 Ordinary Shares of the Company, with an exercise price of $16.50 per share (the “Series B Warrants”) and up to (ii) 266,666 Ordinary Shares of the Company, with an exercise price of $16.50 per share (the “Series C Warrants,” and together with the Series B Warrants, the “Existing Warrants”). The Company has agreed to amend such Existing Warrants to reduce the exercise price to $3.00 per share and amend the termination date of such Existing Warrants such that the Series B Warrants will expire on June 18, 2031, and the Series C Warrants will expire on June 18, 2027. The effectiveness of the amendments described above are subject to approval by the Company’s shareholders.

The gross proceeds from the Offering are expected to be approximately $5.5 million, before deducting placement agent fees and other offering expenses. The closing of the Offering is expected to occur on or about June 18, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

On June 17, 2026, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds from the sale of the securities sold in this Offering, except that a reduced cash fee of 3.0% applies to proceeds raised from certain investors mutually agreed upon by the Company and the Placement Agent. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000.

Pursuant to the Purchase Agreement and the Placement Agency Agreement, and subject to certain exceptions, from the date of the Purchase Agreement until 30 days following the effective date of the Resale Registration Statement, neither the Company nor any of its subsidiaries may, without the prior written consent of the Placement Agent, (i) offer, pledge, sell, contract to sell or otherwise dispose of any Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement), (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any Ordinary Shares or Ordinary Share Equivalents (other than the Resale Registration Statement contemplated by the Purchase Agreement, any registration statement on Form S-8, and amendments to existing registration statements), or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, the foregoing restrictions shall not apply to certain exempt issuances as set forth in the Purchase Agreement.

In addition, unless waived by the Purchaser, from the date of the Purchase Agreement until six months following the closing date, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents involving a Variable Rate Transaction (as defined in the Purchase Agreement), subject to certain exceptions as described in the Purchase Agreement including an exception that sales pursuant to the Company’s at-the-market offering program previously entered into with the Placement Agent may be made starting 30 days following the effective date of the Resale Registration Statement.

In connection with the Offering, the Company’s directors and executive officers entered into lock-up agreements with the Placement Agent, pursuant to which they agreed not to, directly or indirectly, offer, sell or otherwise transfer any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 30 days following the effective date of the Resale Registration Statement, subject to customary exceptions.

The foregoing summaries of the Purchase Agreement, the Placement Agency Agreement, the Warrant Amendment Agreement, the Pre-Funded Warrants, the Series D Warrants and the Series E Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 10.3, 4.1, 4.2 and 4.3, respectively, hereto and incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Press Releases

On June 17, 2026, the Company issued a press release titled “IceCure Reports 70% Growth in Active U.S. Commercial Install Base for Breast Cancer Cryoablation Following FDA Clearance”, a copy of which is furnished as Exhibit 99.1 to this Report. A copy of the press release related to the Offering entitled “IceCure Announces Pricing of $5.5 Million Private Placement Priced At a Premium to the Market Price with a Single Healthcare Focused Institutional Investor” is furnished as Exhibit 99.2 to this Report.

Incorporation By Reference

This Report (excluding the fifth paragraph of the press release included as Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering, the intended use of the net proceeds from the Offering and amendments of the warrants that are subject to shareholder approval. The Offering is subject to closing conditions and shareholders may not approve the warrant amendments. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on March 17, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.
4.2	Form of Series D Warrant.
4.3	Form of Series E Warrant.
10.1	Form of Securities Purchase Agreement, dated as of June 17, 2026, by and between the Company and the purchaser party thereto.
10.2	Placement Agency Agreement, dated as of June 17, 2026, by and between the Company and A.G.P./Alliance Global Partners.
10.3	Warrant Amendment Agreement, dated as of June 17, 2026, by and between the Company and the purchaser party thereto.
99.1	Press Release dated June 17, 2026, titled “IceCure Reports 70% Growth in Active U.S. Commercial Install Base for Breast Cancer Cryoablation Following FDA Clearance.”
99.2	Press Release dated June 17, 2026, titled “IceCure Announces Pricing of $5.5 Million Private Placement Priced At a Premium to the Market Price with a Single Healthcare Focused Institutional Investor.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: June 18, 2026	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

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